CUSIP No. 146875109                                         Page 6  of 38  Pages

                                                                    EXHIBIT 99.2

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY



BBC CAPITAL MARKET, INC.,              )
                                       )
                  Plaintiff,           )
                                       )
         v.                            )        Civil Action No. ____________
                                       )
CARVER BANCORP, INC., a Delaware       )
corporation, DEBORAH C. WRIGHT,        )
DAVID N. DINKINS, LINDA H.             )
DUNHAM, ROBERT J. FRANZ,               )
PAZEL G. JACKSON, JR., HERMAN          )
JOHNSON, DAVID R. JONES,               )
FREDERICK O. TERRELL,                  )
MORGAN STANLEY & CO. INC., a           )
Delaware corporation, and PROVENDER    )
OPPORTUNITIES FUND, L.P., a            )
Delaware limited partnership,          )
                                       )
                  Defendants.          )


            VERIFIED COMPLAINT FOR INJUNCTIVE AND DECLARATORY RELIEF
            --------------------------------------------------------

     Plaintiff BBC Capital Market, Inc. ("BBC Capital"), by its undersigned attorneys, upon knowledge as to itself and its own actions and otherwise upon information and belief, alleges as follows:

                              Nature of the Action
                              --------------------

     1. A most fundamental principle of Delaware law is that directors cannot interfere with the free exercise of the corporate franchise absent a compelling justification. When a contest for the election of directors has been announced and is underway, the prospect that the stockholders might vote differently than the board recommends does not constitute a legitimate threat to a corporate interest justifying defensive action. These principles, recognized by this Court in Blasius Industries v.


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CUSIP No. 146875109                                         Page 7  of 38  Pages

Atlas Corp. and Stahl v. Apple Bancorp, and endorsed by the Supreme Court in Stroud v. Grace, have been transgressed here in the most crude and arrogant fashion.

     2. On the record date for its annual meeting, the directors of defendant Carver Bancorp, Inc. ("Carver") placed blocks of super-voting preferred stock representing 8.3% of the outstanding votes in the hands of their allies. The next day, a representative of one of those allies, Morgan Stanley & Co Incorporated ("Morgan Stanley"), called the President of BBC Capital and threatened that Morgan Stanley would "crush" him if he pursued a proxy contest.

     3. This is an action to prevent the board of directors of Carver from disenfranchising Carver's public stockholders by stuffing the ballot box at its upcoming annual meeting, in order to force the re-election of management's two incumbent nominees, David N. Dinkins, the former mayor of New York, and David R. Jones, Carver's non-executive Chairman.

     4. BBC Capital is a wholly-owned subsidiary of The Boston Bank of Commerce ("BBOC"), an African-American-owned bank based in Boston. BBC Capital is also a 7.4% stockholder of Carver. For the past year, Kevin Cohee, the Chairman, President and Chief Executive Officer of BBOC, has been pursuing a stock-for-stock merger between highly profitable BBOC and financially troubled Carver, which is the holding company for the nation's largest African-American bank, New York-based Carver Federal Savings Bank.

     5. After Cohee's efforts were publicly rebuffed by Carver in March and April 1999, BBC Capital announced its intention to nominate two persons to Carver's classified board of directors at its next annual meeting, which should have occurred in August 1999.

     6. When Carver's board learned that Carver's institutional investors supported BBC Capital's nominees, Carver refused to call an annual meeting.

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CUSIP No. 146875109                                         Page 8  of 38  Pages

    7. BBC Capital sued Carver in this Court in November 1999 under Section 211 of the Delaware General Corporation Law to compel an annual meeting. Carver capitulated, settling that lawsuit by stipulating that Carver would hold an annual meeting on February 24, 2000, with a January 11, 2000 record date, by conceding that BBC Capital's two nominees were validly nominated and by agreeing to provide a stock list to BBC Capital.

     8. Forced to hold an annual meeting, Carver's board, led by its new Chief Executive Officer, Deborah C. Wright, turned to two of her long-time friends and committed allies, William Lewis, the co-head of mergers and acquisitions at Morgan Stanley Dean Witter & Co., and Frederick O. Terrell, the managing general partner of Provender Opportunities Fund, L.P. ("Provender").

     9. On the record date, January 11, Caver's board sold Provender and Morgan Stanley & Co., Incorporated ("Morgan Stanley") blocks of super-voting preferred stock that they are publicly committed to voting in the incumbents' favor. These blocks of stock were issued for the sole or primary purpose of determining the outcome of the upcoming election. They represent 8.3% of the outstanding votes.

     10. Carver admittedly had no immediate need for the $2.5 million Wright's allies invested. The investment met no pre-existing corporate plan. No fairness opinion was obtained. The terms of the securities presented a no-lose investment for Morgan Stanley and Provender. They carry a liquidation preference and a 7.875% accumulating dividend and they can be converted into common stock at a conversion ratio reflecting the market price shortly after the date of issuance.


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CUSIP No. 146875109                                         Page 9  of 38  Pages


     11. There is no question that Morgan Stanley and Provender got these shares because they are committed to supporting Wright and defeating BBC Capital's nominees. On January 12, Lewis's subordinate, David Grain, called Cohee and said that he was delivering a message from Lewis and from John Mack, the President and Chief Operating Officer of Morgan Stanley Dean Witter & Co. The message was that Cohee "had better leave Debbie [Wright] alone and not run for these board seats." If Cohee persisted, Morgan Stanley "would use their M&A dept. and PR firm to crush [him]." Grain warned Cohee that he had "better think about [his] future business opportunities because there are a lot of ways they can get [him]." Grain reported that Morgan Stanley had already talked to dissident shareholder Don Rice and "gotten him straightened out." A copy of Cohee's contemporaneous notes of Grain's threats are attached as Exhibit A hereto.

     12. Morgan Stanley's and Wright's arrogant belief that they could intimidate BBC Capital is reflected in the preliminary proxy statement Carver filed on January 12, 2000. That filing makes no mention of the fact that BBC Capital had nominated two persons to become directors of Carver, or even the names of BBC Capital's nominees. Instead, Carver's filing misleadingly implies that the upcoming election of directors is uncontested.

     13. This Court's immediate intervention is essential to undo these crude attempts to disenfranchise Carver's public stockholders. There are less than six weeks until the annual meeting. Absent an order reversing these two illegal share issuances and enjoining Wright, Morgan Stanley and their allies from carrying out their



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CUSIP No. 146875109                                         Page 10 of 38  Pages


crude threats to crush any shareholder who dares to challenge the incumbents, BBC Capital's efforts to compete for the two director seats will be irreparably chilled, the shareholder franchise at Carver will be destroyed and fundamental principles of Delaware corporation law will be trampled.

                                   The Parties
                                   -----------

     14. Plaintiff BBC Capital, a Massachusetts corporation, is a wholly- owned subsidiary of BBOC, a Massachusetts trust company. Kevin Cohee, the Chairman, President and Chief Executive Officer of BBOC, and his wife, Teri Williams, the Senior Vice-President-Marketing/Human Resources of BBOC, own as joint tenants 66.6% of the outstanding common stock of BBOC. BBOC underwent a dramatic turnaround after Cohee and Williams took control of the bank in 1995. BBC Capital is operated solely for the purpose of holding securities on behalf of BBOC. BBC Capital owns 170,700 shares of Carver common stock, which represents about 7.4% of the common shares outstanding.

     15. Defendant Carver is the holding company for Carver Federal Savings Bank. As of September 30, 1999, Carver reported having total assets of $413,231,895. Carver's dismal financial results and poor operations have been widely reported in the press.

     16. Defendant Debra C. White was appointed President, Chief Executive Officer and a director of Carver on June 1, 1999. She had no prior experience in commercial banking.



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CUSIP No. 146875109                                         Page 11 of 38  Pages


     17. Defendant David N. Dinkins is a director of Carver and the former mayor of New York City. He has no experience in commercial banking other than his service as a director of Carver. His seat on the board of directors is up for election at the upcoming annual meeting.

     18. Defendant David R. Jones is a director of Carver and the President of the Community Service Society of New York, a nonprofit social welfare organization. His seat on the board of directors is up for election at the upcoming annual meeting.

     19. Defendant Linda H. Dunham is a director of Carver and the owner/operator of six McDonald's restaurants in New York and New Jersey.

     20. Defendant Robert J. Franz is a director of Carver and a retired Senior Vice President of Booz-Allen & Hamilton, Inc.

     21. Defendant Pazel G. Jackson, Jr. is a director of Carver and a Senior Vice President in the Community Development Group of Chase Manhattan Bank.

     22. Defendant Herman Johnson is a self-employed certified public accountant. He has been a director of Carver since 1981.

     23. Defendant Frederick O. Terrell became a director of Carver as of January 11, 2000. His appointment is subject to the approval of the Office of Thrift Supervision. Terrell is Managing General Partner of Provender.

     24. Defendant Morgan Stanley is a Delaware corporation. Morgan Stanley was issued 40,000 shares of Carver's Series A Preferred Stock on January 11,



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CUSIP No. 146875109                                         Page 12 of 38  Pages


2000. William Lewis of Morgan Stanley has been advising Wright since her appointment as Chief Executive Officer in June 1999.

     25. Defendant Provender is a Delaware limited partnership. Provender was issued 60,000 shares of Carver's Series B Preferred Stock on January 11, 2000.

                   Cohee Proposes a Merger of BBOC and Carver
                   ------------------------------------------

     26. In early 1999, Carver fired its Chief Executive Officer after having reported a quarterly loss of $5.7 million, a write-off of $2.5 million in consumer loans, the shut-down of its consumer-lending subsidiary, $10 million of non-performing loans and a $500,000 increase in deposit insurance premiums.

     27. On February 19, 1999, Cohee, Williams and BBOC's counsel met with Carver's Chairman, David Jones, and Carver's acting chief executive, Pazel Jackson, to discuss a possible business combination of Carver and BBOC.

     28. On March 1, 1999, Cohee sent a letter to Jackson outlining a proposed merger whereby BBOC would acquire Carver in a stock-for-stock transaction. A combination of Carver and BBOC would have created the nation's only interstate African-American financial institution.

     29. On March 9, 1999, Carver responded that its board of directors had rejected the proposed transaction and would instead focus on hiring a new Chief Executive Officer.

     30. On March 18, 1999, BBC Capital and BBOC filed a Schedule 13D reporting that BBC Capital had acquired 161,300 shares of Carver common stock,


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CUSIP No. 146875109                                         Page 13 of 38  Pages


representing 6.97% of the common stock outstanding. BBC Capital soon increased its stake in Carver to 7.38%.

     31. On March 22 1999, Cohee sent a letter to Carver stating that BBOC was nominating himself and Teri Williams for election to the board of directors of Carver at its next annual meeting of stockholders.

     32. By a separate letter dated March 31, 1999, Cohee made a revised merger proposal whereby Carver shares would be exchanged for all of the outstanding shares of BBOC based on their respective tangible book values at the time of closing, which had represented a 26% premium over Carver's market capitalization. Cohee sought to meet with Carver.

     33. Instead of negotiating with BBOC, Carver rejected BBOC's revised merger proposal. In April 1999, Carver announced that it would be hiring Wright, the President of the federally funded, non-profit Upper Manhattan Empowerment Zone, to take over as CEO of Carver on June 1, 1999.

                      Cohee Prepares for an Annual Meeting
                      ------------------------------------

     34. After BBOC's revised merger proposal was rejected, Cohee announced that BBOC would continue to push for a merger with Carver.

     35. In correspondence with Carver in May and June, 1999, BBC Capital formally nominated Kevin Cohee and Teri Williams as candidates for election to the two spots on Carver's seven-member, classified board of directors which were to become open at the 1999 annual meeting. Carver's advance notice bylaw required that BBC Capital provide Carver with the same background information about Cohee and


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CUSIP No. 146875109                                         Page 14 of 38  Pages


Williams that the Securities and Exchange Commission mandates disclosure of in a proxy statement. BBC Capital also made a demand for a stockholder list and related materials pursuant to Section 220 of the Delaware General Corporation Law.

     36. By letters dated June 30, 1999 and July 22, 1999, counsel for Carver agreed to provide BBC Capital with a stock list, any available breakdown of the beneficial holders, and daily transfer sheets from the date of the stock list until the date of the 1999 annual meeting of the Company's stockholders.

     37. The fight for control received significant media attention. In its May 24, 1999 issue, Fortune published an article (attached hereto as Exhibit B) saying that Cohee "vows to take his idea to shareholders at their August meeting." That same article reported that Wright "can count on the support of an influential network that includes . . . William Lewis, co-head of Morgan
Stanley's worldwide M&A department . . . ."

     38. In a July 11, 1999 article entitled "A Shaky Pillar in Harlem" (attached hereto as Exhibit C), The New York Times reported on Carver's history of financial and operational troubles, Carver's restless shareholders, BBOC's merger proposal, and Cohee's plan to run for a seat on Carver's board.

     39. The New York Times article noted that shareholder Joseph Sonnenberg would again propose a resolution that Carver be sold, which resolution had been favored by more than a quarter of those who voted in 1998. Sonnenberg was quoted as saying that Carver "has a lot to prove and I don't want to wait around that long." The same article also quoted legendary investor Martin Whitman, whose fund



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CUSIP No. 146875109                                         Page 15 of 38  Pages


owns almost 10 percent of Carver's shares, as saying: "Obviously I have no reason to be terribly supportive of the old board or the new C.E.O."

     40. Based on the dissatisfaction expressed by several significant stockholders, Cohee was confident that he and Teri Williams would succeed in gaining election to the Carver board of directors and that they could do so without undertaking a formal proxy solicitation.

     41. Carver undertook its own poll of large stockholders and learned that they overwhelmingly favored the election of Cohee and Williams to the board. Acting on the advice of Morgan Stanley, Carver's board did not call an annual meeting of stockholders.

                BBC Capital Files Suit to Force an Annual Meeting
                -------------------------------------------------

     42. Carver's previous annual meeting was held on August 14, 1998. Through October 1999, no annual meeting had yet been called by Carver.

     43. On November 9, 1999, BBC Capital filed suit in the Delaware Court of Chancery (C.A. No. 17564) seeking a summary order pursuant to Section 211 compelling Carver to convene an annual meeting. Given that over thirteen months had elapsed since the prior annual meeting, success in the lawsuit was a certainty.

     44. Carver immediately capitulated, announcing that it would hold an annual meeting of stockholders on February 24, 2000. In a filing with the Securities and Exchange Commission on November 16, 1999, Carver falsely described BBC Capital's lawsuit as being "without merit."


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CUSIP No. 146875109                                         Page 16 of 38  Pages


     45. On December 7, 1999, BBC Capital and Carver entered into a Stipulation and Order of Dismissal providing that (i) Carver would hold its annual meeting on February 24, 2000; (ii) the record date for the annual meeting would be January 11, 2000; (iii) Kevin Cohee and Teri Williams were validly nominated in compliance with Carver's bylaws; and (iv) Carver would provide BBC Capital with a list of its stockholders of record as of January 11, 2000 within five business days thereafter.

     46. The provisions of the Stipulation and Order of Dismissal were designed to ensure that Carver's stockholders would soon have the opportunity to vote for Cohee and Williams and thereby express their support for a change of direction at Carver.

      Wright, Morgan Stanley and Provender Conspire to Steal the Election,
            Intimidate Challengers and Mislead Carver's Stockholders
            --------------------------------------------------------

     47. In the month leading up to the record date, Carver disclosed nothing to suggest that it would impede a full and fair vote on the merits of BBC Capital's nominees. As it turns out, Carver's board, led by Wright, and their co-conspirators at Morgan Stanley and Provender, were only attempting to lull Cohee into inaction before launching a coordinated blitzkrieg to steal the election and intimidate Cohee into submission.

     48. On January 12, 2000, the defendants' secret entrenchment plan was unveiled. On that day, (i) Carver announced that it had placed two blocks of super-voting preferred stock with Wright's allies at Morgan Stanley and Provender, (ii)



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CUSIP No. 146875109                                         Page 17 of 38  Pages


Morgan Stanley called Cohee and threatened to "crush" him and his businesses if he dared contest the election of directors at Carver; and (iii) Carver filed a false and misleading preliminary proxy statement.

        Carver Places Super-Voting Preferred Stock With Committed Allies
        ----------------------------------------------------------------

     49. On January 12, 2000, Carver issued a press release announcing that it had entered into "strategic alliances" with Morgan Stanley Dean Witter & Co. (the parent of Morgan Stanley) and Provender Capital Group, L.L.C. (an affiliate of Provender) whereby Morgan Stanley had invested $1 million in the form of a convertible preferred security representing a 3.3% equity stake in Carver and Provender had invested $1.5 million in the form of a convertible preferred security representing a 4.95% equity stake in Carver.

     50. The press release made no pretense that Carver had any immediate need to raise funds or that the financing was the outgrowth of any long-term plan. Instead, the press release said that the funds would be used by Carver "to pursue its new growth strategy." The press release also noted that Carver had just "restructured [its] management team."

     51. The press release did not indicate what the supposed "strategic alliances" entailed other than that Morgan Stanley Dean Witter & Co. and Provender Capital Group, L.L.C. could provide "strategic advice."

     52. In reality, the "strategic alliances" were a means to funnel votes into the hands of committed allies on the eve of the annual meeting. Although nowhere mentioned in the press release, the financings had been consummated the previous day,



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CUSIP No. 146875109                                         Page 18 of 38  Pages


January 11, 2000, which was the record date for the annual meeting, and the preferred stock issued to Morgan Stanley and Provender carries a super-voting feature of 2.083 votes per share.

     53. There is no doubt that Morgan Stanley and Provender will support Wright and the incumbents in any proxy contest. Morgan Stanley's Lewis and Provender's Terrell have each been advising Wright ever since she was appointed Chief Executive Officer of Carver. They have publicly stated their support for her. The three are long-standing personal friends.

     54. The financial terms of the preferred stock reveal that they were not motivated by legitimate business objectives. From the perspective of Morgan Stanley and Provender, the financings are a no-lose investment. Both classes of preferred stock carry a liquidation preference of $25.00 per share (the amount paid) plus an annual accumulating dividend of 7.875%. The shares are redeemable by the holders after four years at the liquidation preference plus the amount of any unpaid dividends, and they are convertible at any time into 2.083333 shares of common stock, which is equivalent to the $12 market price of the thinly traded common stock shortly after the date of issuance. Provender's managing general partner gets an immediate seat on Carver's board of directors, and if Carver fails to make three dividend payments and its capital is depleted below a certain threshold, Provender and/or Morgan Stanley get an additional three seats on the board. From the perspective of Carver, the preferred stock is expensive voting debt. Carver's filings do not indicate

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CUSIP No. 146875109                                         Page 19 of 38  Pages


that alternative forms of investment were considered by Carver or that a fairness opinion was obtained.

                            Morgan Stanley's Threats
                            ------------------------

     55. The actions of Morgan Stanley are powerful evidence of the true motivations for issuing the super-voting blocks of stock. On January 12, 2000, Cohee received a telephone call from David Grain, an acquaintance of his who works at Morgan Stanley. Grain informed Cohee that he had been asked to deliver a message from John Mack, the President of Morgan Stanley's parent, and from William Lewis.

     56. The message was blunt. As recorded in Cohee's contemporaneous hand-written notes, Grain told Cohee that he "had better leave Debbie [Wright] alone and not run for these board seats." Grain warned Cohee that if he "did not move on they were going to have to take the gloves off and that the full weight of Morgan Stanley would be used against [Cohee]."

     57. Grain threatened that Morgan Stanley "would use their M&A dept. and PR firm to crush [Cohee]." This was no colorful language to describe the ordinary give and take of a proxy campaign. Grain warned Cohee that he "better think about [his] future business opportunities because there are a lot of ways they can get [him]." Grain said that Cohee should have listened when they told him to sell his shares three months earlier and that Cohee "should realize by now that they are going to do what they want to do" regardless of how many shares BBC Capital owns.

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CUSIP No. 146875109                                         Page 20 of 38  Pages


     58. Grain added that Morgan Stanley had already "straightened out" another dissident stockholder, Don Rice, who had contemplated running for a board seat.

     59. Apparently, Morgan Stanley's effort to intimidate Cohee and Rice from challenging Wright's control reflected the first installment of the "invaluable strategic advice" that Morgan Stanley was providing to Wright and Carver as part of the "strategic alliance" that Carver was simultaneously touting in its press release.

            Carver's False and Misleading Preliminary Proxy Statement
            ---------------------------------------------------------

     60. Carver's preliminary proxy statement reflects the efforts by Wright and Morgan Stanley to snuff out potential challenges to her control. The preliminary proxy statement makes no mention of the fact that BBC Capital had nominated Cohee and Williams to run against incumbents Jones and Dinkins or that BBC Capital had gone to Court to secure the holding of the annual meeting. Instead, Carver misleadingly implies that the two seats are not being contested.

     61. Cohee and Williams are not even listed as nominees for the two seats whose terms are expiring. Under the heading "Information with Respect to Nominees and Continuing Directors" Carver writes: "The following table sets forth certain information with respect to each of Carver's nominees . . ." (Emphasis Added)

     62. Carver and its directors have no excuse for not listing Cohee and Williams as nominees. Acting pursuant to Carver's advance notice bylaw, BBC Capital had previously supplied Carver with all the information necessary to make full disclosure.


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CUSIP No. 146875109                                         Page 21 of 38  Pages


     63. The only glancing reference to any opposition to the board nominees is the following cryptic sentence: "As of the date of this proxy statement, Carver had received three nominations for election as directors from two stockholders in connection with the Annual Meeting." Those two stockholders were Rice and BBC Capital, both of whom had been threatened by Morgan Stanley.

     64. If Carver had disclosed basic information about BBC Capital's nominations, or even the fact that BBC Capital had nominated candidates, Carver's stockholders would know that they had the opportunity to elect directors who were also significant stockholders and thus had a direct incentive to enhance stockholder value. The only mention of Cohee and Williams in the preliminary proxy statement is in the paragraph describing the background of BBC Capital, a 7.38% holder of Carver common stock.

     65. The preliminary proxy compounds that omission by misleadingly suggesting that BBC Capital is not contesting the two seats. In two paragraphs devoted to the expenses incurred by the Company for proxy solicitation, it is disclosed that "in the event of an election contest," the anticipated cost would increase. Carver well knew that BBC Capital had gone to Court to secure the right to contest this very election, but that fact was not disclosed either.

                                       16
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CUSIP No. 146875109                                         Page 22 of 38  Pages

                               Irreparable Injury
                               ------------------

     66. The intended effect of Carver's, Wright's, Morgan Stanley's and Provender's actions is to disenfranchise Carver's public stockholders by stuffing the ballot box at its upcoming annual meeting, intimidate challengers from contesting the board seats, and thereby force the re-election of management's two incumbent nominees. Absent an injunction, BBC Capital's efforts to compete for the two director seats will be irreparably chilled and the shareholder franchise at Carver will be destroyed. The resulting injury to BBC Capital and the public stockholders of Carver is impossible to quantify.

                                     COUNT I

      (Breach of Fiduciary Duty of Loyalty Against the Director Defendants)
      ---------------------------------------------------------------------

     67. Plaintiff repeats and realleges the preceding paragraphs as if fully set forth herein.

     68. At all relevant times, the director defendants were fiduciaries owing a fiduciary duty of loyalty to Carver and all of its stockholders. This duty includes but is not limited to the obligation to refrain from taking any action for the sole or primary purpose of impeding the effectiveness of shareholder action absent compelling justification. This duty also includes the obligation to refrain from acting for the sole or primary purpose of entrenchment and to refrain from taking any defensive action that is not reasonable or proportionate to a cognizable threat to a legitimate corporate interest.


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CUSIP No. 146875109                                         Page 23 of 38  Pages


     69. By placing supervoting stock in the hands of committed allies on the eve of a contested election, by failing to disclose to stockholders the basic, known facts of the choice before them, and by conspiring with Morgan Stanley to intimidate Cohee and others into dropping any challenge to the election of directors at Carver, the director defendants have breached their duty of loyalty.

     70. BBC Capital has no adequate remedy at law.

                                    COUNT II

    (Breach of Fiduciary Duty of Disclosure Against the Director Defendants)
    ------------------------------------------------------------------------

     71. Plaintiff repeats and realleges the preceding paragraphs as if fully set forth herein.

     72. At all relevant times, the director defendants were fiduciaries owing a fiduciary duty of disclosure to all of the stockholders of Carver. This fiduciary duty of disclosure obligates directors to disclose fully and fairly to stockholders all material information reasonably available when seeking stockholder action. An omitted fact is material if there is a substantial likelihood that a reasonable stockholder would consider it important in deciding how to vote.

     73. By not disclosing basic known facts about the nominations put forward by BBC Capital, or the circumstances surrounding the calling of the annual meeting, while suggesting that the election of directors would be unopposed, the director defendants have breached their duty of loyalty.

     74. BBC Capital has no adequate remedy at law.



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CUSIP No. 146875109                                         Page 24 of 38  Pages


                                    COUNT III

                (Aiding and Abetting Breaches of Fiduciary Duty)
                ------------------------------------------------


     74. Plaintiff repeats and realleges the preceding paragraphs as if fully set forth herein.

     75. The director defendants have breached their fiduciary duties to Carver and its stockholders.

     76. Morgan Stanley and Provender have aided and abetted the director defendants in their breach of fiduciary duties. As direct participants in the eleventh-hour issuances of super-voting preferred stock, and in Morgan Stanley's case, as the bearer of threats that Cohee and Rice not seek to unseat two of Carver's incumbent directors, Morgan Stanley and Provender knew of and actively encouraged and participated in the breach of fiduciary duties set forth herein.

     77. BBC Capital has no adequate remedy at law.

                                    COUNT IV

                         (Pursuant to 10 Del. C.ss.6501)
                         -------------------------------

     78. Plaintiff repeats and realleges each of the preceding paragraphs as if fully set forth herein.

     79. Article V Section 2 of the Certificate of Incorporation of Carver provides that no person shall "directly or indirectly acquire or hold the beneficial ownership of more than ten percent (10%) of the issued and outstanding Voting Stock of the Corporation." Article V Section 3 of the Certificate of Incorporation requires the sterilization of any shares in excess of 10% beneficially owned by any person.



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CUSIP No. 146875109                                         Page 25 of 38  Pages


     80. The incumbent directors, certain former officers and directors and their co-conspirators at Morgan Stanley and Provender have been acting as a group and collectively own more than 10% the voting stock of the Company.

     81. There exists an immediate need for a determination that the incumbent directors and their co-conspirators at Morgan Stanley and Provender cannot cast in excess of 10% of the votes at the upcoming annual meeting.

     WHEREFORE, BBC Capital demands judgment and preliminary and permanent injunctive relief and declarative relief as follows:

     (A) An order preliminarily and permanently enjoining Carver, its officers, directors, agents, servants, employees and those acting in concert or participation with them who receive actual notice thereof, from (i) treating any stock issued to Morgan Stanley as validly issued stock for purposes of voting;
(ii) treating any stock issued to Provender as validly issued stock for purposes of voting; (iii) taking any steps to solicit proxies in favor of Carver's nominees until such time as all disclosure violations are cured; and (iv) taking any action to eliminate, impede or obstruct a proxy solicitation by BBC Capital.

     (B) An order preliminarily and permanently enjoining Morgan Stanley, its officers, directors, agents, servants, employees and those acting in concert or participation with them who receive actual notice thereof, from (i) aiding and abetting the director defendants' breach of fiduciary duties to Carver's stockholders; and (ii) taking any action to eliminate, impede or obstruct a proxy solicitation by BBC Capital.

CUSIP No. 146875109                                         Page 26 of 38  Pages


     (C) An order preliminarily and permanently enjoining Provender, its officers, directors, agents, servants, employees and those acting in concert or participation with them who receive actual notice thereof, from (i) aiding and abetting the director defendants' breach of fiduciary duties to Carver's stockholders; and (ii) taking any action to eliminate, impede or obstruct a proxy solicitation by BBC Capital.

     (D) An order (i) rescinding the transaction by which Morgan Stanley was issued 40,000 shares of Carver Series A Preferred Stock, and (ii) rescinding the transaction by which Provender was issued 60,000 shares of Carver Series B Preferred Stock;

     (E) A declaration that Carver's incumbent directors, certain former officers and directors and their co-conspirators at Morgan Stanley and Provender cannot cast in excess of 10% of the votes at the upcoming annual meeting;

     (F) An award to BBC Capital of the costs and disbursements of this action, including reasonable attorneys' fees and experts' fees; and

     (G) Such other and further relief as the Court may deem just and proper.




                                            /s/Andre G. Bouchard
                                            ------------------------------------
                                            Andre G. Bouchard
                                            Joel Friedlander
                                            BOUCHARD MARGULES FRIEDLANDER
                                               & MALONEYHUSS
                                            222 Delaware Avenue, Suite 1102
                                            Wilmington, DE 19801
                                            (302) 573-3500
                                            Attorneys for Plaintiff

CUSIP No. 146875109                                         Page 27 of 38  Pages


OF COUNSEL:


Stuart L. Shapiro
SHAPIRO FORMAN & ALLEN LLP
380 Madison Avenue
New York, NY 10017
(212) 972-4900

DATED:  January 18, 2000

CUSIP No. 146875109                                         Page 28 of 38  Pages


STATE OF FLORIDA   )

                   )        ss.

COUNTY OF DADE     )


     I, Kevin Cohee, being duly sworn, depose and say:


     I am the President of BBC Capital Market, Inc. I have read the Verified Complaint. The allegations in the Verified Complaint regarding myself, BBC Capital Market, Inc. and The Boston Bank of Commerce are true to the best of my knowledge and belief.




                                             /s/Kevin Cohee
                                             --------------------------------
                                             Kevin Cohee



SWORN TO AND SUBSCRIBED before
me this 18th day of January, 2000.


/s/
----------------------------------
Notary Public

CUSIP No. 146875109                                         Page 29 of 38  Pages



                                                          EXHIBIT A TO COMPLAINT

1/12

David Grain

o    Morgan Stanley has invested in Carver through merchant banking fund.

o John Mac and Bill Lewis told him to call to tell me that I had better not let my balls get in the way of my brain.

o    That I had better leave Debbie alone and not run for these board seats.

o That if I did not move on they were going to have to take the gloves off and that the full weight of Morgan Stanley would be used against me.

o That I had better take credit for this investment and move on because they would use their M&A department and PR firm to crush me.

o    They told me to step off three months ago and I should have listened.

o That I should realize by now that they are going to do what they want to do and they do not give a shit how many shares I own.

o    That they had called Don Rice and gotten him straightened out.

o That I better think about my future business opportunities because there are a lot of ways they can get me.

CUSIP No. 146875109                                         Page 30 of 38  Pages

                                                          EXHIBIT B TO COMPLAINT
                            Copyright 1999 Time Inc.

                                     Fortune

                                  May 24, 1999

SECTION: FIRST:; Pg. 46

LENGTH: 627 words

HEADLINE: Fighting to Rebuild a Harlem Institution;
WILL CARVER SAVINGS SNATCH DEFEAT FROM THE JAWS OF VICTORY?

BYLINE: Edward Robinson

BODY:
         As the daughter of a Baptist minister, Deborah Wright knows something about salvation. And that's a good thing, because she'll be needing that training in her latest task: saving Carver Federal Savings, the nation's largest black-owned bank. On June 1, when the 41-year-old Wright becomes Carver's CEO, she'll be taking control of a thrift with $ 420 million in assets and some very serious trouble. Even as Harlem, where Carver is headquartered, is enjoying something of an economic revival, Carver's stock is down 40% from its 52-week high. In its fiscal quarter that ended Dec. 31, it reported a $ 5.7 million loss, forcing it to shut down its consumer-lending subsidiary. In January the board fired CEO Tom Clark. Federal regulators are watching.

         "This is prime time for redevelopment in Harlem right now," says Wright as she looks out her office window at a Starbucks going up at Lenox Avenue and 125th Street, "and Carver should be hitting on all cylinders." Obviously it isn't, and the reason is that its underwriting department made too many unsecured loans. Carver has more than $ 10 million in nonperforming loans but only $ 6 million set aside in reserves; best banking practices dictate a minimum loss-reserve level of around 160%. And as if all this weren't enough for a new CEO to sort through, one of Wright's classmates at Harvard Law--and a friend, to boot--is mounting an unwelcome challenge to take control.

         Kevin Cohee, 41, has been the CEO of black-owned Boston Bank of Commerce since 1996 and has turned around that once-failing bank. BBOC, privately held and with $ 104 million in assets, already has a 7% stake in Carver. Cohee's pitch is that Wright does not have his commercial-banking experience; he wants Carver to acquire BBOC and then install him as CEO of the merged company. But

CUSIP No. 146875109                                         Page 31 of 38  Pages


Carver's board wants the thrift to remain independent, and in April it turned him down. Undaunted, Cohee vows to take his idea to shareholders at their August meeting. "Look, this isn't about me vs. Debbie," he says. "This is about saving this bank from Freedom National's fate," a reference to the black-owned Harlem bank that failed in 1990.

         The fact that Carver's financial woes are coming just when Harlem's fortunes are rising isn't the only irony here; thrifts nationwide are booming. At banks with less than $ 1 billion in assets, earnings have risen 60% during the past five years. Many black-owned banks have shared in the wealth by creating innovative lending practices and hedging risk through partnerships with government-backed empowerment zones.

         The latter strategy seems made to order for Wright. Since 1996 she has led the Upper Manhattan Empowerment Zone, which has $ 250 million in government-provided capital to promote economic development in and around Harlem; before that she was director of the city housing agency and an investment banker. She can count on the support of an influential network that includes Henry Kravis; William Lewis, co-head of Morgan Stanley Dean Witter's worldwide M&A department; and Richard Parsons, Wright's mentor and the president of Time Warner (the owner of FORTUNE's parent).

         Wright can also tap her deep roots in New York City's African-American church community. Several parishioners approached her after a recent service at her father's church and pledged to deposit money in Carver. "Just say when," she says they told her. Cohee cannot match that kind of personal touch--but don't expect the brash banker from Boston to give up without a battle.

         Regardless of who wins, the challenge is clear: to make Carver an economic force in the community again. Because given Harlem's current renaissance, if Carver doesn't do that job, other banks will be happy to.

   --Edward Robinson

GRAPHIC: TWO COLOR PHOTOS: KEN SCHLES (2), Deborah Wright and Kevin Cohee both want to turn around a venerable savings bank. One of them will get the chance.

LANGUAGE: ENGLISH

LOAD-DATE: May 5, 1999
        CLIENT: 270
       LIBRARY: NEWS
          FILE: CURNWS

CUSIP No. 146875109                                         Page 32 of 38  Pages





                                                          EXHIBIT C TO COMPLAINT

                  Copyright 1999 The New York Times Company
                               The New York Times

                  July 11, 1999, Sunday, Late Edition - Final

SECTION: Section 1; Page 21; Column 2; Metropolitan Desk; Second Front

LENGTH: 2303 words

HEADLINE: A Shaky Pillar in Harlem;
Black-Owned Carver Bank Seeks Solid Financial Base

BYLINE:  By LESLIE EATON

BODY:
         As a symbol of Harlem's economic revival, almost nothing would seem to beat the Carver Federal Savings Bank building on 125th Street. Four shiny stories of stone and brass and skylights, it is a monument to the bank's five-decade transformation from a struggling storefront into a pillar of its flourishing community -- and the largest African-American financial institution in the country.

         But the bright facade is deceiving. In the last few years, Carver has been beset by almost every problem a bank can face, including fire, fraud and deadbeat borrowers. It has annoyed customers, infuriated shareholders and angered some community leaders. And it has lost a lot of money -- $4.5 million in the last fiscal year alone.

         Now a new president, Deborah C. Wright, 41, must try to bring into the 21st century an institution that she concedes is about 15 years behind the times -- and whose last effort to modernize ended in financial disaster.

         And she may not have much time. Kevin Cohee, a rival banker from Boston who has proposed merging his black-owned bank with Carver, plans to run for a seat on the Carver board at the annual meeting later this year.

         "There are a lot of folks with very different visions of what this bank should be," Ms. Wright said recently. But, she added, "they are really all pressuring us to the same place" -- profitability.

         To many people in Harlem and the other neighborhoods the bank serves, Carver's history -- and its survival as an independent, black-run bank -- mean a

CUSIP No. 146875109                                         Page 33 of 38  Pages


lot. "It is a very important institution both in terms of practicality and in terms of its symbolism," said the Rev. Calvin O. Butts 3d, pastor of the Abyssinian Baptist Church in Harlem, who got his home mortgage from Carver.

         Whether Carver can recover will have implications far beyond New York. While they are writ large at Carver, the bank's problems are shared by many other minority-owned financial institutions, which tend to be small, conservative operations serving rural or inner-city neighborhoods.

         The reluctance of these banks to take risks -- a trait that served them so well during tough times, including the savings and loan crisis of the early 1980's -- has become a handicap in the rapidly changing world of banking. Merely providing a place for people to park their money is no longer enough.

         In the 1990's, bank customers expect instant access to their money, which requires expensive investments in technology. Big banks, forced by Federal law to lend money in inner cities, have discovered that they can make money there, and loom as formidable competitors to Carver on its own turf.

         The competition is only getting tougher as banks merge or team up with brokerage and insurance concerns. Indeed, Congress has passed legislation meant to remove many of the regulations that have governed banking since the Great Depression, further blurring the line between savings banks like Carver and other financial institutions, like commercial banks and brokerage firms.

         This brave new world has been hard for many banks, but minority-owned institutions have particular problems, said William M. Cunningham, president of Creative Investment Research in Washington, a company that monitors minority-owned financial institutions. "They're too small, their costs are too high, and there's not a lot of innovation or vision about using the resources they have."

Survival, Not Growth, Has Been the Challenge

         That caution can be explained by their history. Born in the days of Jim Crow or in the early years of the civil rights movement, black-owned banks and savings and loans were for decades the only financial institutions serving their communities. They may not have had much competition, but neither did they have many financial resources.

         "Growth hasn't always been the issue -- survival has," said Dina Nichelson, president of the American League of Financial Institutions in Washington, a trade association for minority-owned savings and loans. The number of savings

CUSIP No. 146875109                                         Page 34 of 38  Pages

institutions run by black, Hispanic or female managers has dwindled, she said, from more than 100 two decades ago to no more than 40 today.

         Like many of these banks, Carver has been a prisoner of its past. It opened on 125th Street in 1949 with the backing of the cream of Harlem's black businessmen, as well as clergymen like the Rev. M. Moran Weston of St. Philip's Episcopal Church on 134th Street.

         The founders stuck around for decades. Father Weston and Richard T. Greene, the longtime bank president, did not retire from the board until 1997, when both were well into their 80's. When it came time to pick new board members, they favored civic leaders like David N. Dinkins, the former Mayor, over businesspeople or bankers.

         Innovators they were not. Carver did not get its first automated teller machine until 1989 -- long after they had become commonplace at other banks -- and its idea of advertising was mailing out a calendar.

         Even worse than change, in board members' minds, was risk. Banks make most of their money -- and take most of their risk -- making loans. Carver made almost no loans, except to churches. Instead, like many other minority-owned banks, it simply accepted deposits and invested them in money market funds and mortgage securities, generating consistent but small profits.

         The bank's caution only intensified in late 1990, when neighboring Freedom National Bank, then one of the largest black-owned banks in the nation, failed after having expanded too aggressively.

         The memory of depositors lined up on 125th Street to try to get their money out of Freedom haunted Carver's board members, said David R. Jones, who joined the board in 1989 and is now its chairman. Mr. Jones, a former city official who is president of New York's oldest family welfare organization, the Community Service Society of New York, has had an account at Carver since he was a child.

         In 1992, Carver started having serious problems of its own. A fire destroyed the bank's headquarters, forcing customers to take shuttle buses from Harlem to an office far downtown, in Chelsea, or to use branches as far away as Bedford-Stuyvesant in Brooklyn or St. Albans in Queens.

         Meanwhile, Mr. Jones said, regulators began to complain that Carver had too little capital. The bank's board for once decided to do the financially fashionable thing -- sell shares in the bank, which had been owned by its depositors, to the public.

CUSIP No. 146875109                                         Page 35 of 38  Pages

         Ms. Wright, now the bank president, recalled being appalled by the news. She worked on Wall Street for three years in the 1980's. "I didn't think they had any idea of the vast difference in what would be expected in terms of reporting, or of the rigor of focus on performance," she said, adding that she visited Father Weston, the bank's chairman, to beg him not to take it public.

Plunging Shares And Serious Missteps

         But the deal went forward anyway. In 1994, the year Carver went public, it made headlines when its shares plunged instead of soaring like those of most newly public savings and loans, as investors looked askance at its poor profitability and low levels of lending. The bank took a $250,000 charge in November to settle a class-action lawsuit brought by investors who claimed that they had been misled when the bank went public.

         Even after raising more than $20 million through the stock sale, the bank was still making very few loans. To this day, Federal regulators rate Carver's community reinvestment activity as only satisfactory, rather than the "outstanding" rating that they give big mainstream banks like Chase, which has three branches on 125th Street.

         Some Harlem leaders contend that Carver has not kept up with the changes in the communities it serves, as the middle-class families with Caribbean backgrounds -- like those who founded the bank -- were displaced by immigrants from Africa, the Dominican Republic, Mexico and the West Indies. Carver "did not keep up with changing times, did not go where the people were," said Lloyd A. Williams, president of the Greater Harlem Chamber of Commerce, whose grandparents were charter depositors at the bank.

         The bank did start to change under Thomas L. Clark Jr., a former state banking regulator who became president of Carver in 1995. It began to make mortgage loans, and it bought loans originated by other banks. These moves were expensive, but they increased earnings over time.

         But there were serious missteps. A new finance official was arrested on Federal charges of defrauding the bank; a resolution of the case is pending. A new computer system faltered and cost millions of dollars to fix. Grand plans to expand in Westchester County never came to fruition.

         The worst mistake was a disastrous foray into credit cards, auto loans and other consumer lending. These areas are not intrinsically unprofitable; some banks make big money in them. But Carver lacked the staff, savvy and resources to do so, and an unusually high percentage of its borrowers defaulted on their

CUSIP No. 146875109                                         Page 36 of 38  Pages

loans.

         The board fired Mr. Clark in January;  he is now a senior  executive at
E. G. Bowman, a black-owned insurance brokerage in Manhattan. Mr. Jones said the board had agreed with Mr. Clark's strategy but not with the way he had carried it out.

         Loan losses and computer costs forced Carver to take a $7.8 million charge in the previous fiscal year, which more than wiped out its earnings. It ended its fiscal year on March 31 with a loss of $4.5 million. Shortly thereafter, regulators sharply downgraded the bank's safety and soundness rating, and restricted its ability to make loans.

         "This is like a soap opera that compressed everything that would happen to a bank into three or four years," said Mr. Jones, the board chairman.

A Leap of Faith, And Dreams of Success

         After an extensive search by a recruiting firm, Carver's board decided to hire Ms. Wright as the new president; she took over on June 1. One of her chief assets, Mr. Jones said, was her ability to put together strong teams of people without offering top salaries. She served as the city's Housing Preservation and Development Commissioner before becoming president of the Upper Manhattan Empowerment Zone in 1996, and she had a good reputation in Harlem and among nonprofit groups.

         What she lacks is experience in commercial banking; indeed, she lacks commercial experience of any kind, as Mr. Cohee -- the Boston banker who was once her classmate at Harvard -- likes to point out.

         The board "took a leap of faith on me," Ms. Wright said candidly.

         She said she hoped to make the bank better at serving people like her, who would like to have accounts there if the services were as good as those at other banks. She would like the bank to advise local businessmen and women, not just on raising money, but on finding successors to run their companies. And she dreams of serving customers who are uneasy about banks but who must increasingly deal with electronic paychecks and benefits and tax refunds.

         But she sounds pragmatic: "We can't serve those people if we don't have our act together."

         The shareholders, however, may not be willing to wait. The bank's historically poor financial performance has meant that, during the greatest

CUSIP No. 146875109                                         Page 37 of 38  Pages

stock market surge in American history, the price of Carver's shares has actually fallen, from $10 in late 1994 to $8.25 as of Friday.

         At the last two annual shareholder meetings, more than a quarter of those who voted favored a shareholder's proposal to try to sell the bank. The shareholder, Joseph Sonnenberg, a Manhattan retiree who lives off his investments, said he planned to offer the proposal again this year. The bank, he said, "has to prove a lot and I don't want to wait around that long."

         He is not the only one. Martin J. Whitman, one of Wall Street's most seasoned investors, is Carver's biggest shareholder, with almost 10 percent of the shares. "The African-American community needs some way to have a financial institution to call their own," he said. But he added, "Obviously I have no reason to be terribly supportive of the old board or the new C.E.O."

         Then there is Mr. Cohee, who owns about 7 percent of Carver's shares and wants to join the board. He said he was not married to the idea of merging Carver with his Boston Bank of Commerce, which is much smaller but far more profitable. But things need to change, he said.

         "I have a responsibility as an African-American who runs a community development institution and knows what impact this type of institution has on its community to see that the bank is strong enough to support the dreams and aspirations of its community," he said. "If it isn't in a position to be effective, many people are hurt by that failure."

         No one is predicting that the bank will fail; for one thing, Federal regulators now have a mandate to preserve minority-owned institutions. But whether Carver can stay independent and thrive is unclear, especially if the economy turns sour or interest rates rise.

         Other minority-owned banks around the country, facing many of the same problems and faced with the need to raise money that Carver had in the early 1990's, are watching the bank carefully, hoping that it will become a successful prototype for the minority-owned bank of the future. "They're sort of paving the way in a lot of areas right now," said Bob Adkins, senior vice president of the Broadway Financial Corporation, which owns a $140 million minority-run savings bank in Los Angeles.

         And even those who have sometimes been unhappy with the bank are rooting for it now. "Carver is critical to the growth and development of Harlem, the Harlems of New York City," said Mr. Williams of the Chamber of Commerce. "And if you believe Langston Hughes, as goes Harlem, so goes black and Hispanic America."

CUSIP No. 146875109                                         Page 38 of 38  Pages

http://www.nytimes.com

GRAPHIC: Photos: Deborah C. Wright, the president of Carver Federal Savings Bank, has inherited a struggling minority-owned financial institution. She concedes that the bank is at least 15 years behind the times. (Ozier Muhammad/The New York Times)(pg. 21); Kevin Cohee, chief of the Boston Bank of Commerce, wants a merger with Carver. (The Boston Globe)(pg. 26)

LANGUAGE: ENGLISH

LOAD-DATE: July 11, 1999